AB
3/11

13013775

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
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MAR 1 - 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48462

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Banif Securities, Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Brickell Bay Drive STE 2904

(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jefferson Moreira 305-416-9492

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra LLC

(Name – *if individual, state last, first, middle name*)

1450 Brickell Avenue Suite 1800	Miami	Florida	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeferson Moreira, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Banif Securities, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO/CAO

Title

Notary Public

LUCIANA ST. PETER
Notary Public - State of Florida
My Comm. Expires Aug 16, 2013
Commission # DD 910086
Bonded Through National Notary Assn.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BANIF SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF BANIF SECURITIES HOLDINGS, LTD.)

FINANCIAL STATEMENTS

DECEMBER 31, 2012

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

BANIF SECURITIES, INC.
(A Wholly-Owned Subsidiary Of
Banif Securities Holdings, Ltd.)

CONTENTS:

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Banif Securities, Inc.
(A Wholly-Owned Subsidiary of Banif Securities Holdings, Ltd.)

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Banif Securities, Inc. (A Wholly-Owned Subsidiary of Banif Securities Holdings, Ltd.) (the "Company") as of December 31, 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banif Securities, Inc. (A Wholly-Owned Subsidiary of Banif Securities Holdings, Ltd.) as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Morrison, Brown, Argiz & Farra

Miami, FL
February 25, 2013

BANIF SECURITIES, INC.
(A Wholly-Owned Subsidiary Of
Banif Securities Holdings, Ltd.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS		
Cash	$	55,800
Deposit with clearing organization		100,000
Securities owned, at fair value		1,471,830
Receivable from clearing organization		1,252,064
Prepaid expense		18,051
Furniture and equipment, net		7,479
Other Assets		9,359
Due from related party		35,086
TOTAL ASSETS	**$**	**2,949,669**
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable and accrued expenses	$	51,236
TOTAL LIABILITIES		51,236
COMITMENTS AND CONTINGENCIES (NOTES 5 AND 7)		
STOCKHOLDER'S EQUITY:		
Preferred stock, par value of $0.01; 2,000 shares authorized, none issued		
Common stock, no par value; 3,100 shares authorized, issued and outstanding		130
Additional paid-in capital		8,532,577
Accumulated deficit		(5,634,274)
TOTAL STOCKHOLDER'S EQUITY		2,898,433
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**2,949,669**

The accompanying notes are an integral part of these financial statements.

BANIF SECURITIES, INC.
(A Wholly-Owned Subsidiary Of
Banif Securities Holdings, Ltd.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUES:		
Commissions	$	989,219
Principal transactions		1,085,696
Dividend and interest		14,054
TOTAL REVENUES		2,088,969
EXPENSES:		
Employee compensation and benefits		1,090,209
Floor brokerage, exchange and clearance fees		338,014
Occupancy		189,418
Insurance		211,713
Research/Market Data		200,183
Professional fees		89,765
Communications		56,316
Travel		32,442
Other operating expenses		123,365
TOTAL EXPENSES		2,331,425
NET LOSS	**$**	**(242,456)**

The accompanying notes are an integral part of these financial statements.

BANIF SECURITIES, INC.
(A Wholly-Owned Subsidiary Of
Banif Securities Holdings, Ltd.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balances, December 31, 2011	$ 130	$ 8,532,577	$ (5,391,818)	$ 3,140,889
Net loss	-	-	(242,456)	(242,456)
Balances, December 31, 2012	**$ 130**	**$ 8,532,577**	**$ (5,634,274)**	**$ 2,898,433**

The accompanying notes are an integral part of these financial statements.

BANIF SECURITIES, INC.
(A Wholly-Owned Subsidiary Of
Banif Securities Holdings, Ltd.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (242,456)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	9,467
Changes in operating assets and liabilities:	
Securities owned, at fair value	(158,970)
Receivable from clearing organization	378,036
Prepaid expenses	(1,813)
Other assets	19,946
Due from related party	399,024
Accounts payable and accrued expenses	(19,392)
Payable to clearing organization	(405,166)
TOTAL ADJUSTMENTS	221,132
NET CASH USED IN OPERATING ACTIVITIES	(21,324)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of furniture and equipment	(6,911)
NET DECREASE IN CASH	(28,235)
CASH AT BEGINNING OF PERIOD	84,035
CASH AT END OF PERIOD	**$ 55,800**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash payments for interest	**$ 292**

The accompanying notes are an integral part of these financial statements.

BANIF SECURITIES, INC.
(A Wholly-Owned Subsidiary Of
Banif Securities Holdings, Ltd.)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

1. NATURE OF BUSINESS

Banif Securities, Inc. ("the Company") is a New York corporation registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned-subsidiary of Banif Secuities Holding, Ltd. (the "Parent"), a Cayman Islands company, which is part of the Banif Group headquartered in Portugal. The Company provides securities brokerage services to institutional investors and affiliates.

The Company, in the ordinary course of business, enters into transactions with its Parent and entities controlled by its Parent. Some transactions result from the joint efforts of the Company and its affiliated entities; however, it is possible that the terms of these transactions are not the same as those that would result from transactions amongst unaffiliated companies. During the year ended December 31, 2012, the Company generated 65% of its commission revenues from transactions with affiliated entities (Note 11).

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker-dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1) which requires that the Company maintain a minimum net capital, as defined.

Commissions and Principal Transactions

Commission and revenues from principal transactions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Securities owned, at fair value

Securities are valued at fair value. Unrealized appreciation or depreciation is reflected in income currently within the principal transactions caption in the accompanying statement of operations.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 10. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular instruments. Changes in assumptions or in market conditions could significantly affect the estimates.

Statement of Cash Flows

For purposes of the statements of cash flows and cash equivalents, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Clearing Agreements

The Company has an agreement with Pershing, LLC ("Pershing") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. Pursuant to the clearing agreement, the Company is required to maintain a deposit of $100,000 in the clearing organization.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of assets is provided for by the straight-line method over the estimated useful lives of 3 years. Leasehold improvements are amortized using the straight-line method over either the economic useful life of the improvement or the lease term, whichever is shorter.

Repairs and maintenance are expensed as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When furniture and equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2012 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes positions taken or expected to be taken in a tax return in accordance with existing accounting guidance on income taxes which prescribes a recognition threshold and measurement process. Interest and penalties on tax liabilities, if any, would be recorded in interest expense and other non-interest expense, respectively.

Subsequent Events

The Company has evaluated subsequent events through February 25, 2013, which is the date the financial statements were available to be issued.

3. SECURITIES OWNED, AT FAIR VALUE

Securities owned, at fair value, consist of corporate bonds with a fair value of $1,471,830 as of December 31, 2012.

4. FURNITURE AND EQUIPMENT, NET

Furniture and equipment, net, consists of the following at December 31, 2012:

Equipment	$	158,162
Leasehold improvements		44,629
		202,791
Less: accumulated depreciation and amortization		(195,312)
	$	**7,479**

Depreciation and amortization expense for the year ended December 31, 2012, is $9,467.

5. COMMITMENTS AND CONTINGENCIES

During 2012, the Company was required to make monthly payments under non-cancelable operating leases for office space in Miami and New York City. As of December 31, 2012, these leases expired and the Company occupies the office space in Miami on a month to month basis. The New York City office was closed. For the year ended December 31, 2012, total rent expense for the Miami and New York City offices amounted to $189,418.

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

6. INCOME TAXES

The Company recorded no income tax benefit or expense for the year ended December 31, 2012.

The actual income tax expense for 2012 differs from the statutory tax expense for the year (computed by applying the U.S. federal corporate tax rate of 34% to income before provision for income taxes) as follows:

		2012	**Effective Tax Rate**
Current:			
Federal taxes at statutory rate	$	(81,972)	34.0%
State income taxes, net of federal tax benefit		(11,754)	4.9%
Change in valuation allowance		89,563	-37.1%
Other permanent differences		4,163	-1.8%
Total	**$**	**-**	**0%**

6. INCOME TAXES (CONTINUED)

The components of the deferred tax assets liabilities consisted of the following at December 31, 2012:

		2012
Deferred tax assets:		
Net operating losses	$	2,103,004
Difference in basis of fixed assets		11,009
Accrued expenses		15,073
		2,129,086
Less valuation allowance		(2,129,086)
Net deferred tax asset	$	-

The Company has approximately $5,326,000 of Federal and State net operating loss carry forwards expiring in various amounts starting in 2025. Their utilization is limited to future taxable earnings of the Company.

Due to the uncertain nature of the ultimate realization of the net deferred tax asset, the Company has established a full valuation allowance against the benefits of the net deferred tax asset and will recognize these benefits only as reassessment demonstrates they are realizable. Ultimate realization is dependent upon several factors, among which is future earnings. While the need for this valuation allowance is subject to periodic review, if the allowance is reduced, the tax benefits of the net deferred tax assets will be recorded in future operations as a reduction of the Company income tax expense.

The U.S. Federal jurisdiction, Florida and New York are the major tax jurisdictions where the Company files income tax returns. The Company is no longer subject to U.S. Federal or State examinations by tax authorities for years before 2009.

For the years ended December 31, 2012, the Company did not have any unrecognized tax benefits as a result of tax positions taken during a prior period or during the current period. No interest or penalties have been recorded as a result of tax uncertainties.

7. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

As a securities broker and dealer, the Company is engaged in various brokerage and trading activities with domestic and international investors. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when necessary. The credit risk is also minimized by the careful monitoring of customer accounts by the clearing firm.

At various times during the year, the Company has maintained deposits with other financial institutions in excess of amounts received. The exposure to the Company from these transactions is solely dependent upon daily balances and the financial strength of the respective institutions.

8. NET CAPITAL REQUIREMENTS

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2012 the Company had net capital of $2,709,504 which was $2,609,504 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.02 to 1 as of December 31, 2012.

9. FAIR VALUE MEASUREMENTS

Fair Value Measurements

The FASB Accounting Standard Codification ("ASC"), Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under the FASB ASC are described as follows:

- Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
- Level 2 Inputs to the valuation methodology include:
  - quoted prices for similar assets or liabilities in active markets;
  - quoted prices for identical or similar assets or liabilities in inactive markets;
  - inputs other than quoted prices that are observable for the asset or liability;
  - inputs that are derived principally from or corroborated by observable market data by correlation or other means.

  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
- Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Determination of Fair Value

The Company maintains policies and procedures to value its financial instruments using the highest level and most relevant data available. In addition, management reviews valuations, including independent price validation, for certain instruments.

The following describes the valuation methodologies the Company uses to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

9. FAIR VALUE MEASUREMENTS (CONTINUED)

Determination of Fair Value (continued)

For many financial instruments, fair value is based on independent sources such as quoted market prices or dealer price quotations. To the extent certain financial instruments trade infrequently or are not marketable, they may not have readily determinable fair values. In these instances, the Company estimates fair value using various pricing models and available information that management deems most relevant. Among the factors considered by the Company in determining the fair value of financial instruments are discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of financial instruments.

Corporate Bonds. Corporate bonds are valued based on quoted market prices. All corporate bonds trade in active markets and are classified within Level 1.

ITEMS MEASURED AT FAIR VALUE ON A RECURRING BASIS

The following table presents the Company's financial instruments that are measured at fair value on a recurring basis as of December 31, 2012, for each fair value hierarchy level.

	December 31, 2012			
	Level 1	Level 2	Level 3	Total
Assets:				
Corporate bonds	$ 1,471,830	$ -	$ -	$ 1,471,830

10. EMPLOYEE BENEFITS

The Company has a 401(k) profit sharing plan for the benefit of all eligible employees. Employees may make tax deferred contributions subject to limitations under U.S. tax laws. Under the Plan, the Company may make matching contributions, non-elective or discretionary contributions and other required minimum contributions. During 2012, the Company made matching contributions in the amount of $33,060.

11. RELATED PARTY TRANSACTIONS

The Company assists its Parent and entities controlled by its Parent with customer and business referrals. For the year ended December 31, 2012, the Company earned fixed commission income from the Parent of $638,438 for transactions with affiliates and their customers, which is included in Commissions in the accompanying statement of operations. As of December, 31, 2012, the due from related party amount is $35,086. This amount is unsecured, due on demand and does not bear interest.

SUPPLEMENTAL SCHEDULES

BANIF SECURITIES, INC.
(A Wholly-Owned Subsidiary Of
Banif Securities Holdings, Ltd.)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2012

	2012
CREDITS:	
Stockholder's equity	$ 2,898,433
DEBITS:	
Furniture and equipment, net	7,479
Prepaid expenses	18,051
Other assets	9,359
Due from related party	35,086
TOTAL DEBITS	69,975
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS AND FOREIGN CURRENCY	2,828,458
HAIRCUTS ON SECURITIES AND FOREIGN CURRENCY {COMPUTED WHERE APPLICABLE, PURSUANT TO RULE 15c3-1 (F)}:	
Securities owned, at fair value	73,591
Foreign currency exposure	9,693
Undue concentration	35,670
TOTAL HAIRCUTS	118,954
NET CAPITAL	2,709,504
MINIMUM NET CAPITAL REQUIREMENT 6-2/3% OF AGGREGATE INDEBTEDNESS OF $51,236 OR $100,000, WHICHEVER IS GREATER	100,000
EXCESS NET CAPITAL	**$ 2,609,504**
SCHEDULE OF AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	51,236
TOTAL AGGREGATE INDEBTEDNESS	**$ 51,236**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.02 to 1**

See Independent Auditor's Report.

BANIF SECURITIES, INC.
(A Wholly-Owned Subsidiary Of
Banif Securities Holdings, Ltd.)

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5,
PART II FILING AS OF DECEMBER 31, 2012

There are no material differences between the net capital computation of the Company's unaudited focus report Part IIA of form X-17A-5 and the computation reflected above as of December 31, 2012.

SCHEDULE III
STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND
EXCHANGE COMMISSION AS OF DECEMBER 31, 2012

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k (2) (ii), the Company is exempt from the computation for determination of reserve requirements and the information relating to the possession or control requirements. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker-dealer.

SCHEDULE IV
SUBORDINATED BORROWINGS
AS OF DECEMBER 31, 2012

As of December 31, 2012 and during the year then ended, the Company did not have any subordinated borrowings.

See Independent Auditor's Report.

SUPPLEMENTARY REPORTS

REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g) (1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

To the Board of Directors
Banif Securities, Inc.
(A Wholly-Owned Subsidiary of Banif Securities Holdings, Ltd.)

In planning and performing our audit of the financial statements and accompanying information of Banif Securities, Inc. (the "Company") (a wholly-owned subsidiary of Banif Securities Holdings, Ltd.), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors
Banif Securities, Inc.
(A Wholly-Owned Subsidiary of Banif Securities Holdings, Ltd.)
Page Two

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the Member, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 25,2013

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Banif Securities, Inc.
(A Wholly-Owned Subsidiary of Banif Securities Holdings, Ltd.)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by Banif Securities, Inc. (the "Company") (A Wholly-Owned Subsidiary of Banif Securities Holdings, Ltd.) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and copies of checks, noting no differences;

Check Date	Check number	Payee	Amount
July 16, 2012	3431	SIPC	$2,664
February 20, 2013	3528	SIPC	$1,296

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with focus reports, general ledger and financial statements from January 1, 2012 to December 31, 2012, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 to the focus reports for the period from January 1, 2012 to December 31, 2012 supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone than these specified parties.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 25, 2013

An Independent Member of Baker Tilly International

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